Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2016

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2016
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	March 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$213,176	$257,592
Short-term bank deposits	67,000	571
Accounts receivable, net	109,132	123,215
Inventories	124,479	123,658
Net investment in sales-type leases	12,833	11,704
Prepaid expenses	7,362	8,469
Other current assets	20,243	21,864
Total current assets	554,225	547,073
Non-current assets
Goodwill	386,559	383,853
Other intangible assets, net	238,431	252,468
Property, plant and equipment, net	200,704	201,934
Net investment in sales-type leases - long-term	18,569	17,785
Deferred income taxes and other non-current assets	14,313	11,243
Total non-current assets	858,576	867,283
Total assets	$1,412,801	$1,414,356

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$37,549	$39,021
Accrued expenses and other current liabilities	34,510	31,314
Accrued compensation and related benefits	41,380	34,052
Income taxes payable	11,951	11,395
Obligations in connection with acquisitions	5,058	4,636
Deferred revenues	52,031	52,309
Total current liabilities	182,479	172,727
Non-current liabilities
Obligations in connection with acquisitions - long-term	4,658	4,354
Deferred tax liabilities	14,694	16,040
Deferred revenues - long-term	8,463	7,627
Other non-current liabilities	24,571	22,428
Total non-current liabilities	52,386	50,449
Total liabilities	$234,865	$223,176
Contingencies (see note 9)
Redeemable non-controlling interests	2,281	2,379
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,107 thousands shares and 52,082 thousands shares issued
and outstanding at March 31, 2016 and December 31, 2015, respectively	141	141
Additional paid-in capital	2,611,612	2,605,957
Accumulated other comprehensive loss	(6,502)	(10,774)
Accumulated deficit	(1,429,847)	(1,406,706)
Equity attributable to Stratasys Ltd.	1,175,404	1,188,618
Non-controlling interests	251	183
Total equity	1,175,655	1,188,801
Total liabilities and equity	$1,412,801	$1,414,356

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)	Three Months Ended March 31,
	2016	2015
Net sales
Products	$118,634	$126,667
Services	49,272	46,064
	167,906	172,731
Cost of sales
Products	56,938	98,371
Services	29,799	28,272
	86,737	126,643
Gross profit	81,169	46,088

Operating expenses
Research and development, net	25,115	27,238
Selling, general and administrative	76,387	102,608
Goodwill impairment	-	150,400
Change in fair value of obligations in connection with acquisitions	727	(13,256)
	102,229	266,990

Operating loss	(21,060)	(220,902)

Financial income (expenses), net	180	(5,124)

Loss before income taxes	(20,880)	(226,026)

Income taxes	2,291	(9,622)

Net loss	$(23,171)	$(216,404)

Net loss attributable to non-controlling interest	(30)	(116)

Net loss attributable to Stratasys Ltd.	$(23,141)	$(216,288)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.44)	$(4.24)
Diluted	$(0.44)	$(4.24)

Weighted average ordinary shares outstanding
Basic	52,098	50,956
Diluted	52,098	50,956

Comprehensive loss
Net loss	$(23,171)	$(216,404)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	3,341	(6,408)
Unrealized gains on derivatives designated as
cash flow hedges	931	380
Other comprehensive income (loss), net of tax	4,272	(6,028)
Comprehensive loss	(18,899)	(222,432)
Less: comprehensive loss attributable to non-controlling interests	(30)	(116)
Comprehensive loss attributable to Stratasys Ltd.	$(18,869)	$(222,316)

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Three Months Ended March 31,
in thousands	2016	2015
Cash flows from operating activities
Net loss	$(23,171)	$(216,404)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Depreciation and amortization	23,496	28,907
Stock-based compensation	5,623	9,760
Goodwill impairment	-	150,400
Impairment of other intangible assets	-	43,205
Foreign currency transaction loss (gain)	(4,189)	8,708
Deferred income taxes	(889)	(13,830)
Change in fair value of obligations in connection with acquisitions	727	(13,256)
Other non-cash items	614	47

Change in cash attributable to changes in operating assets
and liabilities, net of the impact of acquisitions:
Accounts receivable, net	15,558	4,563
Inventories	363	(15,348)
Net investment in sales-type leases	(1,913)	(1,819)
Other receivables and prepaid expenses	2,089	8,916
Other non-current assets	287	(1,104)
Accounts payable	(951)	10,093
Other current liabilities	11,663	(5,595)
Deferred revenues	(79)	2,747
Other non-current liabilities	2,356	3,914
Net cash provided by operating activities	31,584	3,904

Cash flows from investing activities
Purchase of property and equipment	(7,585)	(14,408)
Investment in short-term bank deposits	(67,264)	(1,709)
Purchase of investments	(4,000)	-
Proceeds from maturities of short-term bank deposits	1,558	8,725
Cash paid for acquisitions, net of cash acquired	-	(3,801)
Acquisition of intangible assets	(245)	(376)
Other investing activities	(70)	(99)
Net cash used in investing activities	(77,606)	(11,668)

Cash flows from financing activities
Proceeds from exercise of stock options	122	1,969
Payments of obligations in connection with acquisitions	-	(11,620)
Net cash provided by (used in) financing activities	122	(9,651)

Effect of exchange rate changes on cash and cash equivalents	1,484	(1,694)

Net change in cash and cash equivalents	(44,416)	(19,109)

Cash and cash equivalents, beginning of period	257,592	442,141
Cash and cash equivalents, end of period	$213,176	$423,032

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	503	2,502
Transfer of inventory to fixed assets	939	4,584

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a 3D solutions company, offering additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides related service offerings. The Company also provides a variety of custom manufacturing solutions through its direct manufacturing printed parts service as well as 3D printing related professional services offerings.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2015, filed as part of the Company’s Annual Report on Form 20-F for such year.

Recently issued and adopted accounting pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) which simplifies certain aspects of the accounting for share-based payments, including accounting for income taxes, classification of awards as either equity or liabilities, classification on the statement of cash flows as well as allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur. This ASU is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period for which financial statements have not yet been issued, and all amendments in the ASU that apply must be adopted in the same period. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements. In addition, the impact on the Company’s consolidated financial statements upon adoption is dependent on the Company’s share price at option expiration dates and restricted stock vesting dates.

In February 2016, the FASB issued a new ASU which revise lease accounting guidance. Under the new guidance, most lessees will be required to recognize on the balance sheet a right-of-use asset and corresponding lease liabilities for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured as the present value of the lease payments. The new standard is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach. The Company is currently evaluating the impact of the adoption of the new lease accounting guidance on its consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede the current revenue recognition guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle of the new revenue recognition standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. This standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of the adoption of the new revenue recognition standard on its consolidated financial statements and the method of adoption to be used.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2. Inventories

Inventories consisted of the following:

	March 31,	December 31,
	2016	2015
	U.S. $ in thousands
Finished goods	$77,105	$78,604
Work-in-process	7,883	6,559
Raw materials	39,491	38,495
	$124,479	$123,658

Note 3. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the three months ended March 31, 2016, were as follows:

(U.S. $ in millions)
Goodwill as of January 1, 2016	$383.9
Translation differences	2.7
Goodwill as of March 31, 2016	$386.6

Other Intangible Assets

Other intangible assets consisted of the following:

	March 31, 2016				December 31, 2015
	Gross		Accumulated	Net	Gross		Accumulated	Net
	Carrying	Accumulated	Impairment	Book	Carrying	Accumulated	Impairment	Book
	Amount	Amortization	Loss	Value	Amount	Amortization	Loss	Value
	U.S. $ in thousands
Developed technology	$509,673	$(168,124)	$(203,170)	$138,379	$509,827	$(157,862)	$(203,170)	$148,795
Patents	18,232	(10,454)	-	7,778	17,785	(10,008)	-	7,777
Trademarks and trade names	60,182	(15,044)	(27,698)	17,440	60,141	(14,463)	(27,698)	17,980
Customer relationships	150,915	(44,961)	(34,720)	71,234	150,677	(41,708)	(34,720)	74,249
Non-compete agreements	10,843	(5,874)	(4,969)	-	10,843	(5,874)	(4,969)	-
Capitalized software development costs	21,555	(17,584)	(1,379)	2,592	21,389	(17,351)	(1,379)	2,659
In process research and development	22,179	-	(21,171)	1,008	22,179	-	(21,171)	1,008
	$793,579	$(262,041)	$(293,107)	$238,431	$792,841	$(247,266)	$(293,107)	$252,468

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Amortization expense relating to intangible assets for the three-month periods ended March 31, 2016 and 2015 was approximately $14.7 million and $22.0 million, respectively.

As of March 31, 2016, estimated amortization expense relating to intangible assets currently subject to amortization for each of the following periods were as follows:

Estimated
amortization expense
(U.S. $ in thousands)
Remaining nine months of 2016	$43,698
2017	57,924
2018	55,707
2019	42,050
2020	15,057
Thereafter	22,987
Total	$237,423

Note 4. Loss Per Share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Net income (loss) per basic share is computed by dividing net income (loss) attributable to common stockholders of Stratasys Ltd., including adjustment of redeemable non-controlling interest to its redemption amount, by the weighted average number of shares outstanding for the reporting periods.

Diluted net income (loss) per share is computed by dividing the basic net income (loss) per share including adjustment for elimination of the dilutive effect of the Company’s Deferred Payments liability revaluation to it fair value, by the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options and restricted stock units (“RSUs”) using the treasury stock method, shares held back from issuance in connection with the transaction whereby the Company acquired MakerBot (the “MakerBot transaction”) and presumed share settlement of the Company’s Deferred Payments liability and other retention settlements in connection with its acquisitions.

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three months ended March 31, 2016 and 2015:

	Three months ended March 31,
	2016	2015
	In thousands, except per share amounts
Numerator:
Net loss attributable to Stratasys Ltd.– for the computation
of basic and diluted net loss per share	$(23,141)	$(216,288)

Denominator:
Weighted average shares – denominator for basic
and diluted net loss per share	52,098	50,956

Net loss per share attributable to Stratasys Ltd.
Basic	$(0.44)	$(4.24)
Diluted	$(0.44)	$(4.24)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

None of the above mentioned adjustments had a dilutive effect on the diluted net loss per share. The computation of diluted net loss per share, excluded share awards of 3.56 million shares and 2.95 million shares for the three months ended March 31, 2016 and 2015, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

Note 5. Income Taxes

The Company had negative effective tax rate of 11.0% for the three months ended March 31, 2016 compared to effective tax rate of 4.3% for the three months ended March 31, 2015. The Company’s effective tax rate has varied significantly due to changes in the mix of taxable income and loss between Israel and the U.S., driven by no tax benefit being recorded for its U.S. subsidiaries tax losses.

During the three months ended March 31, 2016, the Company provided a valuation allowance of $11.9 million for its deferred tax assets related to its U.S. subsidiaries that are not expected to be realized in the near-term.

The Company’s effective tax rate for the three months ended March 31, 2015 was impacted by goodwill impairment of $150.4 million associated with the Makerbot reporting unit which was non-tax deductible. In addition, the impairment of MakerBot intangible assets resulted in a reversal of related deferred tax liabilities amounting to $17.2 million. As a result, the Company recorded a valuation allowance in a corresponding amount of $17.2 million against deferred tax assets in respect of net operating losses as it is more likely than not that those deferred tax assets will not be realized in the near-term.

The Company will continue to monitor whether the realization of its remaining deferred tax assets is more likely than not.

Note 6. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability.

The fair value hierarchy is categorized into three Levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Financial instruments measured at fair value

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in its consolidated balance sheets:

	March 31, 2016
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$383	$-	$383
Foreign exchange forward contracts
designated as hedging instruments	823	-	823

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(2,097)	-	(2,097)
Obligations in connection with acquisitions	-	(7,718)	(7,718)
	$(891)	$(7,718)	$(8,609)

	December 31, 2015
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$866	$-	$866
Foreign exchange forward contracts
designated as hedging instruments	23	-	23

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(432)	-	(432)
Foreign exchange forward contracts
designated as hedging instruments	(131)	-	(131)
Obligations in connection with acquisitions	-	(6,991)	(6,991)
	$326	$(6,991)	$(6,665)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, current and non-current receivables, net investment in sales-type leases, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other fair value disclosures

The following table is a reconciliation of the changes for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions:

	Three months ended	Year ended
	March 31, 2016	December 31, 2015
	(U.S. $ in thousands)
Fair value at the beginning of the period	$6,991	$35,656
Settlements	-	(4,994)
Change in fair value recognized in earnings	727	(23,671)
Fair value at the end of the period	$7,718	$6,991

The Company’s obligations in connection with acquisitions as of March 31, 2016 are related to the deferred payments for the Company’s acquisition of Solid Concepts (the “Solid Concepts transaction”). As part of the Solid Concepts transaction, which was completed in July 2014, the Company is obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retains the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments are also subject to certain adjustments based on the Company’s share price. During July 2015, the Company issued 118,789 ordinary shares valued at $4.1 million and paid cash of $0.9 million to settle the first annual installment of the deferred payments.

The deferred payments are recognized as liabilities at fair value in the Company’s consolidated balance sheets and are classified as short-term and long-term obligations in connection with acquisitions. The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of the Company’s share price and thus represents a Level 3 measurement within the fair value hierarchy. As of March 31, 2016, the fair value of the remaining deferred payments was $7.7 million. As of March 31, 2016, the total amount of the remaining deferred payments, which does not reflect a discount for lack of marketability, was approximately $8.9 million, based on the Company’s share price as of that date.

The fair value of the deferred payments is primarily linked to the Company’s share price. An increase of 10% in the Company’s share price as of March 31, 2016 would have increased the fair value of the remaining deferred payments by $0.8 million.

In addition, changes in Level 3 inputs that were used in the fair value calculation might change the fair value of the deferred payments. A decrease of 10% in the Company’s share price volatility used in the calculation for discount for lack of marketability as of March 31, 2016 would increase the fair value of the Company’s deferred payments liability by approximately $0.2 million.

During the three months ended March 31, 2016 and 2015, the Company recorded a loss of $0.7 million and a gain of $13.3 million, respectively, due to the revaluation of the deferred payments under change in fair value of obligations in connection with acquisitions in the Company’s consolidated statements of operations and comprehensive loss.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7. Derivative instruments and hedging activities:

The following table summarizes the condensed consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		March 31,	December 31,	March 31,	December 31,
	Balance sheet location	2016	2015	2016	2015
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not
designated as hedging instruments	Other current assets	$383	$866	$31,184	$54,586
Assets derivatives -Foreign exchange contracts,
designated as cash flow hedge	Other current assets	823	23	21,592	2,700
Liability derivatives -Foreign exchange contracts, not	Accrued expenses and
designated as hedging instruments	other current liabilities	(2,097)	(432)	53,075	35,036
Liability derivatives -Foreign exchange contracts,	Accrued expenses and
designated as hedging instruments	other current liabilities	-	(131)	-	13,682
		$(891)	$326	$105,851	$106,004

The Company enters into foreign exchange forward contracts to hedge its foreign currency exposure resulting from revenue and expense in major foreign currencies in which it operates and to reduce the foreign currency fluctuations on certain of its balance sheet items.

As of March 31, 2016, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $65.7 million, $8.6 million and $10.0 million, and are used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”) and Japanese Yen, respectively. With respect to such derivatives, losses of $2.9 million and gains of $4.2 million were recognized under financial income (expense), net for the three months ended March 31, 2016 and 2015, respectively. Such losses and gains partially offset the revaluation changes of foreign currencies the balance sheet items, which are also recognized under financial income (expense), net.

As of March 31, 2016, the Company had in effect foreign exchange forward contracts for the conversion of $21.6 million into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through December 2016.

Note 8. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity classified stock options and RSUs were allocated as follows:

	Three Months Ended March 31,
	2016	2015
	U.S $ in thousands
Cost of sales	$723	$1,833
Research and development, net	1,359	1,868
Selling, general and administrative	3,541	6,059
Total stock-based compensation expenses	$5,623	$9,760

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s stock option activity for the three months ended March 31, 2016 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of January 1, 2016	2,449,742	$39.73
Granted	481,489	23.24
Exercised	(13,820)	8.86
Forfeited	(68,120)	41.49
Options outstanding as of March 31, 2016	2,849,291	$37.05
Options exercisable as of March 31, 2016	1,082,060	$34.32

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average grant date fair value of options that were granted during the three-month period ended March 31, 2016 was $12.52 per option.

During the three-month periods ended March 31, 2016 and 2015, the Company issued 13,820 shares and 91,528 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $0.1 million and $2.0 million for the three-month periods ended March 31, 2016 and 2015, respectively.

As of March 31, 2016, the unrecognized compensation cost related to all unvested, equity-classified stock options of $27.0 million is expected to be recognized as an expense over a weighted-average period of 2.9 years.

A summary of the Company’s RSUs activity for the three months ended March 31, 2016 is as follows:

		Weighted Average
	Number of RSUs	Grant Date Fair Value
Unvested RSUs outstanding as of January 1, 2016	559,124	$81.35
Forfeited	(41,483)	81.33
Vested	(11,358)	98.88
Unvested RSUs outstanding as of March 31, 2016	506,283	$80.96

The fair value of RSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant. There were no new RSUs grants during the three months ended March 31, 2016.

As of March 31, 2016, the unrecognized compensation cost related to all unvested, equity-classified RSUs of $22.1 million is expected to be recognized as expense on a straight-line basis over a weighted-average period of 2.4 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

b. Accumulated other comprehensive income (loss)

The following table presents the changes in the components of accumulated other comprehensive income (loss), net of taxes for the three months ended March 31, 2016 and 2015:

	Three months ended March 31, 2016
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2016	$(107)	$(10,667)	$(10,774)
Other comprehensive income before
reclassifications	863	3,341	4,204
Amounts reclassified from accumulated
other comprehensive income	68	-	68
Other comprehensive income	931	3,341	4,272
Balance as of March 31, 2016	$824	$(7,326)	$(6,502)

	Three months ended March 31, 2015
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2015	$(1,243)	$(2,404)	$(3,647)
Other comprehensive loss before
reclassifications	(728)	(6,408)	(7,136)
Amounts reclassified from accumulated
other comprehensive income	1,108	-	1,108
Other comprehensive income (loss)	380	(6,408)	(6,028)
Balance as of March 31, 2015	$(863)	$(8,812)	$(9,675)

Note 9. Contingencies

Claims Related to Company Equity

On March 4, 2013, five current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The lawsuits allege in particular that a series of investments in Objet during 2002 and 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. The court has dismissed the lawsuit of one of the former directors due to lack of cause. The suits are currently at the stage of pre-trial hearings.

Securities Law Class Actions

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Court for the District of Minnesota, naming the Company and certain of the Company’s officers as defendants. Similar actions were filed on February 9 and 20, 2015 in the Southern District of New York and the Eastern District of New York, respectively. The lawsuits allege violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements concerning the Company’s business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees.

On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The Court heard the motion on December 11, 2015, but has not rendered a decision. The Company intends to mount vigorous defenses to these lawsuits.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.